Exhibit 99.2

Pembina Pipeline Corporation

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") of the financial and operating results of Pembina Pipeline Corporation ("Pembina" or the "Company") is dated November 5, 2015 and is supplementary to, and should be read in conjunction with, Pembina's unaudited condensed consolidated interim financial statements for the period ended September 30, 2015 ("Interim Financial Statements") as well as Pembina's consolidated audited annual financial statements (the "Consolidated Financial Statements") and MD&A for the year ending December 31, 2014. All dollar amounts contained in this MD&A are expressed in Canadian dollars unless otherwise noted.

Management is responsible for preparing the MD&A. This MD&A has been reviewed and recommended by the Audit Committee of Pembina's Board of Directors and approved by its Board of Directors.

This MD&A contains forward-looking statements (see "Forward-Looking Statements & Information") and refers to financial measures that are not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by GAAP, see "Non-GAAP and Additional GAAP Measures."

The following is a list of abbreviations that may be used in this MD&A:

Measurement		Other
bpd	barrels per day	B.C.	British Columbia
mbpd	thousands of barrels per day	DRIP	Premium Dividend™ and Dividend Reinvestment Plan
mbbls	thousands of barrels	IFRS	International Financial Reporting Standards
mmbbls	millions of barrels	NGL	Natural gas liquids
mboe/d	thousands of barrels of oil equivalent per day	U.S.	United States
MMcf/d	millions of cubic feet per day	WCSB	Western Canadian Sedimentary Basin
bcf/d	billions of cubic feet per day
km	kilometre

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and NGL produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and NGL infrastructure and logistics business. With facilities strategically located in western Canada and in NGL markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, reliable and environmentally responsible manner that is respectful of community stakeholders.

Pembina's goal is to provide highly competitive and reliable returns to investors through monthly dividends on its common shares while enhancing the long-term value of its securities. To achieve this, Pembina's strategy is to:

•	Preserve value by providing safe, responsible, cost-effective and reliable services;

•	Diversify the Company's asset base along the hydrocarbon value chain by providing integrated service offerings which enhance profitability;

•	Pursue projects or assets that are expected to generate increased cash flow per share and capture long-life, economic hydrocarbon reserves; and

•	Maintain a strong balance sheet through the application of prudent financial management to all business decisions.

Pembina is structured into four businesses: Conventional Pipelines, Oil Sands & Heavy Oil, Gas Services and Midstream, which are described in their respective sections of this MD&A.

Pembina Pipeline Corporation

Financial & Operating Overview

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions, except where noted)	2015	2014	2015	2014
Conventional Pipelines revenue volumes (mbpd)(1)	600	564	612	563
Oil Sands & Heavy Oil contracted capacity (mbpd)	880	880	880	880
Gas Services average revenue volumes (mboe/d) net to Pembina(1)(2)	115	71	112	82
Midstream NGL sales volumes (mbpd)	109	107	114	115
Total volume (mbpd)	1,704	1,622	1,718	1,640
Revenue	1,026	1,445	3,393	4,810
Net revenue(3)	374	358	1,100	1,165
Operating expenses	111	98	316	284
Realized (gain) on commodity-related derivative financial instruments	(8)	(4)	(30)	(2)
Operating margin(3)	271	264	814	883
Depreciation and amortization included in operations	67	51	176	154
Unrealized loss (gain) on commodity-related derivative financial instruments	3	(3)	9	(3)
Gross profit	201	216	629	732
General and administrative expenses (including depreciation)	29	56	115	128
Other expenses	17	14	14	16
Net finance costs	10	30	49	139
Share of loss of investment in equity accounted investees, net of tax	2	20	7	22
Current tax expense	15	26	60	75
Deferred tax expense (recovery)	15	(5)	108	53
Earnings	113	75	276	299
Earnings per common share – basic and diluted (dollars)	0.29	0.20	0.70	0.85
EBITDA(3)	229	199	695	750
Cash flow from operating activities	187	188	516	604
Cash flow from operating activities per common share – basic (dollars)(3)	0.54	0.57	1.51	1.87
Adjusted cash flow from operating activities(3)	209	158	598	613
Adjusted cash flow from operating activities per common share – basic (dollars)(3)	0.60	0.48	1.75	1.90
Common share dividends declared	158	143	460	417
Dividends per common share (dollars)	0.46	0.44	1.34	1.29
Preferred share dividends declared	14	8	35	21
Capital expenditures	478	344	1,363	929
Total enterprise value ($ billions)(3)	16	19	16	19

(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Gas Services average revenue volumes converted to mboe/d from MMcf/d at 6:1 ratio.
(3)	Refer to "Non-GAAP and Additional GAAP Measures."

Revenue in the third quarter of 2015 was $1.0 billion compared to $1.4 billion for the third quarter of 2014. Year-to-date revenue was $3.4 billion for 2015 compared to $4.8 billion for the same period in 2014. The reduction in revenue is largely a result of the reduced commodity prices impacting the Company’s Midstream business in the current year. Net revenue (revenue less cost of goods sold including product purchases) was $374 million for the third quarter of 2015, compared to $358 million in 2014 and $1.1 billion year-to-date in 2015 as compared to $1.2 billion for the same period in 2014. The Company's Conventional Pipelines and Gas Services businesses had an increase in revenue of 24 percent and 42 percent in the third quarter, respectively, and 27 percent and 32 percent year-to-date, respectively, over the same periods in 2014. This strong performance, resulting from higher volumes and new assets being placed in service, combined with steady results in the Company's Oil Sands and Heavy Oil business, helped to offset decreased performance in the Company's Midstream business. The decline in the Midstream business was largely due to lower commodity prices, and, to a lesser extent, tighter price differentials across all commodities.

Pembina Pipeline Corporation

Operating expenses were $111 million for the third quarter of 2015 compared to $98 million during the same period of 2014, primarily due to the addition of assets and recognition of reclamation costs in the Company's Conventional Pipelines business. For the nine months ended September 30, 2015, operating expenses were $316 million compared to $284 million in the same period of 2014. The year-to-date increases in operating expenses were primarily related to the addition of assets in the Company's Conventional Pipelines business and Gas Services business, offset by decreases in the Midstream business, stemming from the sale of the Company's non-core trucking subsidiary.

During the third quarter of 2015, operating margin was $271 million compared to $264 million in the third quarter of 2014. Stronger performance in the Company's Conventional Pipelines and Gas Services businesses, from new assets being placed in service and increased volumes, were offset by the decrease in the Company's Midstream business as described above. For the first nine months of 2015, operating margin was $814 million compared to $883 million for the same period of 2014 primarily due to decreases in the Midstream business which included a $28 million increase in realized gains on commodity related derivatives in 2015 as compared to 2014, that were partially offset by increases in the Company's Conventional Pipelines business and the Gas Services business. The Oil Sands and Heavy Oil business remained stable, as expected, for both the third quarter and nine months ending 2015 as compared to the same periods in 2014.

Depreciation and amortization included in operations during the third quarter of 2015 was $67 million compared to $51 million for the same period in 2014. This increase was primarily due to the year-over-year growth in Pembina's asset base associated with the Company's pipeline expansions, including the Vantage pipeline assets acquired in the fourth quarter of 2014, new in-service gas processing plants and certain useful life adjustments. For the nine months ended September 30, 2015, depreciation and amortization included in operations was $176 million compared to $154 million in the first nine months of 2014 primarily due to the same reason noted above offset by decreased amortization in the Midstream business associated with intangibles that were fully depreciated in the prior year. Also included in 2014 was the impairment of non-core trucking related assets.

Gross profit for the third quarter of 2015 was $201 million compared to $216 million during the third quarter of 2014. This seven percent quarter-over-quarter decrease was a result of increased depreciation and amortization included in operations and a $6 million decrease in unrealized mark-to-market positions of commodity-related derivative financial instruments partially offset by higher operating margin, as previously discussed. For the nine months ended September 30, 2015, gross profit was $629 million compared to $732 million in the first nine months of 2014 due to increased depreciation and amortization included in operations, decreased operating margin and an unrealized loss of $9 million on commodity-related derivative financial instruments as compared to a gain in the previous year.

For the three and nine month periods ending September 30, 2015, Pembina incurred general and administrative expenses (excluding corporate depreciation and amortization) of $27 million and $107 million compared to $53 million and $121 million during the same periods of 2014. These decreases were primarily due to lower long-term incentive expenses due to a lower share price, lower short-term incentive expenses, partially offset by increased rent. Every $1 change in share price is expected to change Pembina's annual share-based incentive expense by approximately $1 million.

Pembina Pipeline Corporation

Pembina generated EBITDA of $229 million for the third quarter of 2015, compared to $199 million for the same period in 2014. This increase was due to higher operating margin coupled with lower general and administrative expenses (excluding corporate depreciation and amortization). Year-to-date, in 2015 Pembina generated EBITDA of $695 million compared to $750 million in 2014. The decrease was due to lower operating margin partially offset by decreased general and administrative expenses (excluding corporate depreciation and amortization).

Net finance costs incurred during the third quarter of 2015 were $10 million compared to $30 million for the third quarter of 2014. This decrease was primarily due to fluctuations in the fair value of the conversion feature on the series E and F convertible debentures ("Conversion Feature") associated with a reduction in the number of instruments outstanding as well as changes in share price. In the third quarter of 2015, Pembina recognized a gain on revaluation of the Conversion Feature of $30 million, compared to a loss of $8 million for the same period of 2014, partially offset by a $20 million increase in interest expense on loans and borrowings and convertible debentures in the third quarter of 2015. For the first nine months of 2015, net finance costs were $49 million compared to $139 million for the first nine months of 2014. This decrease is largely attributable to the revaluation of the Conversion Feature identified above. In the first nine months of 2015, Pembina recognized a gain on revaluation of $40 million, compared to a loss on revaluation of $63 million in the first nine months of 2014. In addition, interest expense on loans and borrowings and convertible debentures increased from $70 million in the first nine months of 2014 to $83 million in the first nine months of 2015.

Income tax expense for the third quarter of 2015 totaled $30 million, including current and deferred tax of $15 million, respectively, compared to income tax expense of $21 million in 2014, including current tax of $26 million and a deferred tax recovery of $5 million. Current tax expense for 2015 was lower than the comparable period in 2014 predominantly due to lower taxable income. The increase in deferred tax expense in the current quarter is mainly attributable to an increase in the income tax rate. On June 18, 2015, Alberta's Finance Minister introduced Bill 2 – An Act to Restore Fairness to Public Revenue, Alberta Corporate Tax Rate Change to increase the general corporate tax rate from 10 percent to 12 percent, effective July 1, 2015 (substantively enacted June 18, 2015). Income tax expense was $168 million for the nine months ended September 30, 2015, including current taxes of $60 million and deferred taxes of $108 million, compared to income tax expense of $128 million in 2014, including current taxes of $75 million and deferred taxes of $53 million in the same period of 2014. The decrease in current taxes is attributable to a decrease in income subject to tax in the first nine months of 2015 as compared to the prior year. The increase in deferred taxes was due to the increase in the income tax rate previously noted.

For the three and nine month periods ending September 30, 2015, Pembina incurred other expenses of $17 million and $14 million compared to $14 million and $16 million during the same periods of 2014. Other expenses incurred in 2015 include $8 million of derecognized project development costs and a $5 million loss on disposal of assets.

The Company's earnings were $113 million ($0.29 per common share) during the third quarter of 2015 compared to $75 million ($0.20 per common share) in the same period of 2014. This was driven by lower gross profit and higher deferred tax expense more than offset by lower general and administrative expenses, lower net finance costs and decreased share of loss from equity accounted investees. Earnings were $276 million ($0.70 per common share) during the first nine months of 2015 compared to $299 million ($0.85 per common share) during the same period of the prior year. The year-to-date decrease was due to lower gross profit and reduced deferred tax expense partially offset by lower net finance costs and general and administrative expenses. On a year-to-date basis, earnings attributable to common shareholders net of dividends attributable to preferred shareholders are $238 million (2014: $275 million).

Pembina Pipeline Corporation

Cash flow from operating activities for the third quarter of 2015 was $187 million ($0.54 per common share – basic), relatively consistent with the third quarter of 2014 of $188 million ($0.57 per common share – basic). Increased change in non-cash working capital in the 2015 period compared to the respective period in 2014 was offset by higher taxes paid, higher interest paid and decreased operating margin. For the nine months ended September 30, 2015, cash flow from operating activities was $516 million ($1.51 per common share - basic) compared to $604 million ($1.87 per common share - basic) during the same period last year, largely as a result of decreased operating margin and increased taxes paid in 2015, partially offset by a decreased change in non-cash working capital.

Adjusted cash flow from operating activities for the third quarter of 2015 was $209 million ($0.60 per common share – basic) compared to $158 million ($0.48 per common share – basic) during the third quarter of 2014. The increase is largely due to higher operating margin, lower tax expense and lower share-based compensation expense. For the nine months ended September 30, 2015, adjusted cash flow from operating activities was $598 million ($1.75 per common share - basic) compared to $613 million ($1.90 per common share - basic) during the same period last year. The decrease was primarily due to lower operating margin partially offset by lower tax expense and lower share-based compensation expense.

Third quarter and year-to-date 2015 per share numbers were impacted by increased common shares outstanding due to the DRIP, debenture conversions and share-based payment transactions that were issued to help fund Pembina's capital expenditure program.

Operating Results

	3 Months Ended September 30 (unaudited)				9 Months Ended September 30 (unaudited)
	2015		2014		2015		2014
($ millions)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)	Net Revenue(1)	Operating Margin(1)
Conventional Pipelines	159	92	128	74	465	292	367	228
Oil Sands & Heavy Oil	52	33	52	35	157	103	152	102
Gas Services	54	39	38	23	157	111	119	78
Midstream	109	105	139	131	321	304	526	471
Corporate		2	1	1		4	1	4
Total	374	271	358	264	1,100	814	1,165	883

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Pembina Pipeline Corporation

Conventional Pipelines

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions, except where noted)	2015	2014	2015	2014
Average revenue volumes (mbpd)(1)	600	564	612	563
Revenue	159	128	465	367
Operating expenses	66	55	172	139
Realized loss (gain) on commodity-related derivative financial instruments	1	(1)	1
Operating margin(2)	92	74	292	228
Depreciation and amortization included in operations	24	11	62	25
Unrealized loss (gain) on commodity-related derivative financial instruments	2			2
Gross profit	66	63	230	205
Capital expenditures	251	163	705	396

(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina's Conventional Pipelines business comprises a well-maintained and strategically located 9,020 km pipeline network that transports hydrocarbon products and extends across much of Alberta and parts of B.C., Saskatchewan and North Dakota. The primary objectives of this business are to provide safe, responsible and reliable transportation services for customers, pursue opportunities for increased throughput, and maintain and/or grow sustainable operating margin on invested capital by capturing incremental volumes, expanding its pipeline systems, managing revenue and following a disciplined approach to its operating expenses.

Operational Performance

During the third quarter of 2015, Conventional Pipelines' revenue volumes averaged 600 mbpd. This represents an increase of six percent compared to the same period of 2014, when average revenue volumes were 564 mbpd. On a year-to-date basis in 2015, revenue volumes averaged 612 mbpd compared to 563 mbpd during the first nine months of 2014. This incremental volume was primarily due to several factors, including:

•	The completion of Pembina's Phase I crude oil, condensate and NGL pipeline expansions (the "Phase I Expansions") and the associated contracted volumes, which were placed into service in December 2013. The additional volumes increased over time as new connections were placed into service during 2014;

•	The completion of Pembina's Peace and Northern Phase II expansion (the "Phase II Expansion") which includes the crude oil and condensate or the low vapour pressure ("LVP") expansion ("Phase II LVP"), which was placed into service in April 2015, and the NGL or the high vapour pressure ("HVP") expansion ("Phase II HVP"), which was placed into service in September 2015 and is expected to be fully commissioned by the end of 2015. These expansions allowed for the receipt of higher revenue volumes at Pembina's existing connections and truck terminals;

•	The addition of the Vantage pipeline, which began transporting volumes during the latter part of the fourth quarter of 2014; and

•	New storage facilities and portions of pipeline associated with Conventional Pipelines' other expansion programs and connections, which Pembina commissioned during the first nine months of 2015, also contributed to increased mainline throughput.

Pembina Pipeline Corporation

Financial Performance

During the third quarter of 2015, Conventional Pipelines generated revenue of $159 million, 24 percent higher than the $128 million generated in the same quarter of the previous year. For the first nine months of 2015, revenue was $465 million, 27 percent higher than the $367 million for the same period in 2014. These increases were primarily the result of higher volumes associated with the Phase I and Phase II Expansions and new connections being placed into service, as well as revenue associated with the Vantage pipeline. In addition, certain toll increases on the Company's various systems were placed into effect in the first half of 2015, contributing to higher revenue during the first nine months of the year.

During the third quarter of 2015, operating expenses were $66 million compared to $55 million in the third quarter of 2014 and $172 million for the nine months ended September 30, 2015 compared to $139 million in the same period of 2014. These increases were primarily the result of higher integrity spending to maintain safe operations on Pembina's gathering systems, operating expenditures associated with the Phase I and Phase II Expansions, remediation costs recognized as well as the addition of the Vantage pipeline.

As a result of higher revenue, which was partially offset by an increase in operating expenses, operating margin was $92 million in the third quarter of 2015, 24 percent higher than the $74 million recorded for the same period of 2014. Operating margin was $292 million for the first nine months of 2015, 28 percent higher than the $228 million recorded for the first nine months of 2014 for the same reasons noted above.

Depreciation and amortization included in operations during the third quarter of 2015 was $24 million compared to $11 million during the same period of the prior year. The increase was largely due to additional in-service assets, as discussed above, including the Vantage pipeline assets acquired in the fourth quarter of 2014. Depreciation and amortization included in operations for the nine months ended September 30, 2015 was $62 million compared to $25 million in the first nine months of 2014. The year-to-date increase in 2015 was due to the same factors noted above.

For the three and nine months ended September 30, 2015, gross profit was $66 million and $230 million, respectively, compared to $63 million and $205 million for the same period of 2014. These increases were due to higher operating margin which was partially offset by increased depreciation and amortization included in operations, as discussed above.

Capital expenditures for the third quarter and first nine months of 2015 totalled $251 million and $705 million, respectively, compared to $163 million and $396 million for the same period of 2014. The majority of this spending relates to Pembina's pipeline expansion projects which are described below.

New Developments

In early September, Pembina announced the start up of the Phase II HVP. The Company expects to have the pipeline fully commissioned by the end of 2015. In conjunction with the Phase II LVP portion of the expansion that was placed into service in April of this year, the Phase II Expansion is now in service. The Phase II Expansion and all associated laterals will represent approximately $670 million of total capital investment, once fully commissioned. In aggregate, the Phase II Expansion is expected to increase the Peace and Northern systems' capacity by 108 mbpd and is underpinned by five to ten-year contracts with substantial take-or-pay commitments from approximately 40 customers.

Pembina Pipeline Corporation

Pembina continues work on its Phase III pipeline expansions ("Phase III Expansion"), which includes bringing into service earlier this year a 70 km 16-inch pipeline segment from Kakwa to Simonette. To date, the Company has completed 20 percent of the overall Phase III Expansion program.

The Phase III Expansion also includes two pipelines between Fox Creek and Namao, Alberta (one 16-inch diameter and one 24-inch diameter) which would provide an initial combined capacity of 420 mbpd. The Alberta Energy Regulator ("AER") hearing for the project commenced on October 26, 2015 and Pembina expects to receive an AER written decision in the first quarter of 2016. Subject to regulatory and environmental approvals, the Company anticipates an in service date of mid-2017.

As part of the Company's plans to expand its gathering presence in Alberta and B.C., Pembina is continuing work on its pipeline lateral in the Karr area of Alberta (the "Karr Lateral") which will service production from the Montney resource play and will access the Company's Phase III Expansion. All approvals have been received and construction has now commenced with the project tracking on budget and on schedule for an expected in-service date of early 2016.

Pembina is continuing to progress its pipeline infrastructure in northeast B.C. (the "NEBC Expansion"). The NEBC Expansion, which is underpinned by a long-term, cost-of-service agreement with an anchor tenant, will transport condensate and NGL for various producers in the liquids-rich Montney resource play. The NEBC Expansion is expected to be in service in late 2017, subject to regulatory and environmental approvals.

Pembina continues to progress its expansion of the Vantage pipeline system (the "Vantage Expansion") for an estimated capital cost of $85 million. Supported by a long-term, fee-for-service agreement with a take-or-pay component, the Vantage Expansion will increase the mainline capacity from 40 mbpd to 68 mbpd through the addition of mainline pump stations and the construction of a gathering lateral. The pipeline portion of the project has now received all regulatory and environmental approvals, with remaining approvals for the pump stations expected to be received by the end of the year. To date, the project is tracking on schedule and on budget with all long lead materials ordered and construction of the pipeline underway with 40 percent of the overall project complete. Pembina expects the Vantage Expansion to be complete in early 2016; however, due to a third-party delay, will not be placed into service until the third quarter of 2016.

Pembina has been successful in its commercial efforts to secure the majority of its existing crude oil and condensate volumes under long-term, firm-service contracts. In aggregate and including contracted volumes on the Vantage pipeline, Pembina has added incremental volumes and has now secured 772 mbpd of crude oil, condensate and NGL across its Conventional Pipelines business.

Pembina’s projects and existing pipeline networks continue to have expansion capacity available to meet the needs of future developments currently under evaluation by its customers. Capacity increases to meet the Company's customers' existing and future demands can be achieved through simple upgrades, such as adding new pump stations that can be installed within 12 to 18 months. For example, adding pump stations to the Phase III Expansion could increase capacity from 420 mbpd to 680 mbpd in the Fox Creek to Edmonton corridor for an aggregate capacity on the Peace and Northern systems of 1,200 mbpd.

Pembina Pipeline Corporation

Oil Sands & Heavy Oil

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions, except where noted)	2015	2014	2015	2014
Contracted capacity (mbpd)	880	880	880	880
Revenue	52	52	157	152
Operating expenses	19	17	54	50
Operating margin(1)	33	35	103	102
Depreciation and amortization included in operations	4	5	13	13
Gross profit	29	30	90	89
Capital expenditures	5	10	12	35

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina plays an important role in supporting Alberta's oil sands and heavy oil industry. Pembina is the sole transporter of crude oil for Syncrude Canada Ltd. (via the Syncrude Pipeline) and Canadian Natural Resources Limited's Horizon Oil Sands operation (via the Horizon Pipeline) to delivery points near Edmonton, Alberta. Pembina also owns and operates the Nipisi and Mitsue pipelines, which provide transportation for producers operating in the Pelican Lake and Peace River heavy oil regions of Alberta, and the Cheecham Lateral, which transports synthetic crude to oil sands producers operating southeast of Fort McMurray, Alberta. The Oil Sands & Heavy Oil business operates approximately 1,650 km of pipeline and has 880 mbpd of capacity, including the Horizon Expansion (see New Developments), under long-term, extendible contracts, which provide for the flow-through of eligible operating expenses to customers. As a result, operating margin from this business is primarily driven by the amount of capital invested and is predominantly not sensitive to fluctuations in operating expenses or actual throughput.

Financial Performance

The Oil Sands & Heavy Oil business realized revenue of $52 million in both the third quarter of 2015 and 2014. Third quarter revenue was consistent with the prior period due to slightly higher flow-through operating expenses, which are eligible to be recovered under Pembina's contractual arrangements with its customers, offset by a reduction of interruptible volumes. Year-to-date revenue in 2015 was $157 million compared to $152 million for the first nine months of 2014 largely due to increased flow-through operating expenses.

Operating expenses for the third quarter and nine months ended September 30, 2015 were $19 million and $54 million, respectively, compared to $17 million and $50 million for the same period in 2014. Increased costs were largely attributable to scheduled integrity work and other repair and maintenance activities, partially offset by reduced power and labour costs.

For the third quarter and nine months ended September 30, 2015, operating margin was $33 million and $103 million, respectively, compared to $35 million and $102 million for the same periods in 2014 for the reasons described above.

Depreciation and amortization included in operations during the third quarter and the first nine months of 2015 was $4 million and $13 million, relatively consistent with the $5 million and $13 million recorded in the same periods of 2014.

Pembina Pipeline Corporation

For the three and nine months ended September 30, 2015, gross profit was $29 million and $90 million compared to $30 million and $89 million during the three and nine months ended September 30, 2014 as a result of the factors discussed above.

Capital expenditures for the first nine months of 2015 totalled $12 million compared to $35 million for the same period in 2014. The spending in 2015 relates to the Horizon Expansion (defined below), the Cheecham expansion and a new connection, as compared to the costs incurred in 2014 associated with the Cornerstone pipeline project, the majority of which were recoverable.

New Developments

In June 2015, Pembina announced that it will expand its existing Horizon Pipeline System (the “Horizon Expansion"), underpinned by a fixed return long-term agreement with Canadian Natural Resources Limited, for an estimated capital cost of $125 million. The Horizon Expansion will increase the pipeline's capacity up to 250 mbpd, which will be achieved by upgrading mainline pump stations and other facility modifications, as required. Front-end engineering and design work is now complete and all long lead equipment has been ordered. Subject to regulatory and environmental approvals, the Horizon Expansion is expected to be in service mid-2016.

Gas Services

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions, except where noted)	2015	2014	2015	2014
Average revenue volumes (MMcf/d) net to Pembina(1)(2)	690	427	672	492
Average revenue volumes (mboe/d)(3) net to Pembina(1)	115	71	112	82
Revenue	54	38	157	119
Operating expenses	15	15	46	41
Operating margin(4)	39	23	111	78
Depreciation and amortization included in operations	9	5	24	15
Gross profit	30	18	87	63
Capital expenditures	73	59	209	216

(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Volumes at the Musreau Gas Plant exclude deep cut processing as those volumes are counted when they are processed through the shallow cut portion of the plant.
(3)	Average revenue volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(4)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina's operations include a growing natural gas gathering and processing business, which is strategically positioned in active and emerging NGL-rich plays in the WCSB and is integrated with Pembina's other businesses. Gas Services provides gas gathering, compression, and both shallow and deep cut processing services for its customers, primarily on a fee-for-service basis under long-term contracts. The NGL extracted through this business' facilities are transported by Pembina's Conventional Pipelines business on its Peace pipeline system. Operating assets within Gas Services include:

•	Pembina's Cutbank Complex – located near Grande Prairie, Alberta, this facility includes four shallow cut sweet gas processing plants (the Cutbank Gas Plant, the Musreau Gas Plant, the Musreau II Facility and the Kakwa Gas Plant) and one deep cut gas processing plant (the Musreau Deep Cut Facility). In total, the Cutbank Complex has 525 MMcf/d of processing capacity (468 MMcf/d net to Pembina) and 205 MMcf/d of deep cut extraction capacity (net to Pembina). The Cutbank Complex also includes approximately 350 km of gathering pipelines.

Pembina Pipeline Corporation

•	Pembina's Saturn Complex – located near Hinton, Alberta, includes two identical 200 MMcf/d of deep cut extraction capacity plants (the "Saturn I" and "Saturn II" Facilities) for a total of 400 MMcf/d, as well as approximately 25 km of gathering pipelines.

•	Pembina's Resthaven Facility – located near Grande Cache, Alberta, this facility includes 200 MMcf/d (134 MMcf/d net to Pembina) of sweet gas processing and deep cut gas processing capacity, as well as approximately 30 km of gathering pipelines.

•	Pembina's Saskatchewan Ethane Extraction Plant ("SEEP") – located to service the southeast Saskatchewan Bakken region, this facility has a deep cut processing capacity of 60 MMcf/d of ethane fractionation capabilities and up to approximately 4,500 bpd and 104 km of ethane delivery pipeline.

Operational Performance

Within its Gas Services business, average revenue volumes, net to Pembina, were 690 MMcf/d during the third quarter of 2015, approximately 62 percent higher than the 427 MMcf/d recorded during the third quarter of 2014. On a year-to-date basis in 2015, volumes have increased over 37 percent compared to the first nine months of last year. Higher volumes were primarily related to the addition of the Resthaven Facility, which was placed into service in October 2014, and the Musreau II Facility, which was placed into service in December 2014. Overall, Pembina continues to benefit from producer activity focused on liquids-rich natural gas in the areas surrounding its assets, although increased throughput was partially offset by lower interruptible service volumes on deep cut facilities due to lower NGL pricing and limited fractionation capacity industry wide during the first nine months of 2015 compared to the same period last year.

Financial Performance

Gas Services contributed $54 million in revenue during the third quarter of 2015, up from $38 million in the third quarter of 2014. For the first nine months of the year, revenue was $157 million compared to $119 million in the same period of 2014. These 42 percent and 32 percent increases primarily reflect the new facilities that were placed into service in this business, as discussed above.

Despite increased revenue volumes, operating expenses of $15 million during the third quarter of 2015 remained consistent with the third quarter of 2014. Year-to-date operating expenses totalled $46 million, up from $41 million during the same period of the prior year. The year-to-date increase was mainly due to additional operating costs associated with the new facilities that were placed in service, partially offset by lower power costs and operational efficiencies gained at the Cutbank Complex with the addition of the Musreau II Facility and at the Saturn Complex with the addition of Saturn II.

Gas Services realized operating margin of $39 million in the third quarter and $111 million in the first nine months of 2015 compared to $23 million and $78 million during the same periods of the prior year. These increases were primarily due to the addition of the Resthaven Facility and the Musreau II Facility. Other new facilities brought into service have not yet had an impact on results.

Depreciation and amortization included in operations during the third quarter and first nine months of 2015 totalled $9 million and $24 million, respectively, compared to $5 million and $15 million during the same periods of the prior year. These increases were primarily attributable to the addition of new assets, as described above.

Pembina Pipeline Corporation

For the three months ended September 30, 2015, gross profit was $30 million compared to $18 million in the same period of 2014. Gross profit in the first nine months of 2015 was $87 million compared to $63 million during the first nine months of 2014. These increases reflect higher operating margin, partially offset by slightly higher depreciation and amortization included in operations during the 2015 period compared to the same period of 2014, primarily resulting from new assets being placed into service.

Capital expenditures for the third quarter and first nine months of 2015 totalled $73 million and $209 million, respectively, compared to $59 million and $216 million for the same period of 2014. Capital spending in 2015 has been largely to finalize construction at SEEP and Saturn II, as well as to advance construction at Musreau III and the Resthaven Expansion (defined below). In 2014, capital spending was directed towards Resthaven, Musreau II and Saturn II.

New Developments

During the third quarter of 2015, Pembina continued to advance its growth projects as well as place new assets into service within the Gas Services business.

In late August, Pembina commissioned its Saturn II and SEEP facilities. Saturn II was placed into service ahead of schedule and under budget and SEEP was placed into service on time and also under budget. With the Saturn II and SEEP facilities in service, Pembina's Gas Services' capacity has increased 26 percent from 1,007 MMcf/d to 1,267 MMcf/d.

Plant construction of Pembina's 100 MMcf/d (gross) expansion of its Resthaven Facility (the "Resthaven Expansion") is ongoing and is approximately 40 percent complete. In September, Pembina placed the cost-of-service, gathering pipeline associated with the Resthaven Expansion into service. In advance of the Resthaven Expansion being placed into service, the newly commissioned pipeline is able to provide additional gas volumes for the Company's existing Resthaven facility. Pembina expects the expansion of the Resthaven facility, which is underpinned by a fee-for-service agreement with a substantial take-or-pay component, to be in service in mid-2016.

The Company continues to advance its 100 MMcf/d shallow cut facility (the "Musreau III Facility"), which is being built adjacent to Pembina's existing Musreau I and Musreau II facilities. Regulatory and environmental approvals have been received, all major equipment is onsite and plant construction is approximately 65 percent complete. Pembina anticipates bringing the Musreau III Facility, which is underpinned by long-term, take-or-pay agreements, on-stream in mid-2016.

Once the facilities under development described above are in service, Pembina expects Gas Services' processing capacity to reach 1.5 bcf/d (net to Pembina), including deep cut extraction capacity of 900 MMcf/d (net to Pembina assuming no partner participation). The volumes from Pembina's existing assets and those under development will be processed largely on a contracted, fee-for-service basis and could result in 70 mbpd of NGL, subject to gas compositions, and could be transported for additional toll revenue on Pembina's Conventional Pipelines. Volumes from these projects support Pembina's pipeline expansion plans as discussed under "Conventional Pipelines."

Pembina Pipeline Corporation

Midstream

	3 Months Ended September 30(1) (unaudited)		9 Months Ended September 30(1) (unaudited)
($ millions, except where noted)	2015	2014	2015	2014
NGL sales volumes (mbpd)	109	107	114	115
Revenue	791	1,237	2,690	4,207
Cost of goods sold, including product purchases	682	1,098	2,369	3,681
Net revenue(2)	109	139	321	526
Operating expenses	13	11	48	57
Realized gain on commodity-related derivative financial instruments	(9)	(3)	(31)	(2)
Operating margin(2)	105	131	304	471
Depreciation and amortization included in operations	30	30	76	101
Unrealized loss (gain) on commodity-related derivative financial instruments	1	(3)	9	(1)
Gross profit	74	104	219	371
Capital expenditures	137	102	397	255

(1)	Share of loss of investment in equity accounted investees not included in these results.
(2)	Refer to "Non-GAAP and Additional GAAP Measures."

Business Overview

Pembina offers customers a comprehensive suite of midstream products and services through its Midstream business as follows:

•	Crude oil midstream assets include 16 truck terminals (three of which are capable of emulsion treatment and water disposal) and terminalling at downstream hub locations at the Pembina Nexus Terminal ("PNT"), which features storage and terminal connectivity. PNT includes 21 inbound pipeline connections and 13 outbound pipeline connections to approximately 1.2 mmbpd of crude oil and condensate supply connected to the terminal and 310 mbbls of surface storage in and around the Edmonton and Fort Saskatchewan, Alberta areas.

•	NGL midstream includes two NGL operating systems – Redwater West and Empress East.

o	The Redwater West NGL system ("Redwater West") includes the 750 MMcf/d (322.5 MMcf/d net to Pembina) Younger extraction and fractionation facility in B.C.; a 73 mbpd NGL fractionator and 7.3 mmbbls of finished product cavern storage at Redwater, Alberta; and third-party fractionation capacity in Fort Saskatchewan, Alberta. Redwater West purchases NGL mix from various natural gas and NGL producers and fractionates it into finished products for further distribution and sale. Also located at the Redwater site is Pembina's rail-based terminal which services Pembina's proprietary and customer needs for importing and exporting NGL products and crude oil.

o	The Empress East NGL system ("Empress East") includes 2.4 bcf/d of capacity in the straddle plants at Empress, Alberta; 20 mbpd of fractionation capacity and 1.1 mmbbls of cavern storage in Sarnia, Ontario; and 5.3 mmbbls of hydrocarbon storage at Corunna, Ontario. Empress East extracts NGL mix from natural gas at the Empress straddle plants and purchases NGL mix from other producers/suppliers. Ethane and condensate are generally fractionated out of the NGL mix at Empress and sold into Alberta markets. The remaining NGL mix is transported by pipeline to Sarnia, Ontario for further fractionation, distribution and sale.

Pembina Pipeline Corporation

The financial performance of Pembina's Midstream business can be affected by seasonal demands for products and other market factors. In NGL midstream, propane inventory generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year during the winter heating season. Condensate, butane and ethane are generally sold rateably throughout the year. See "Risk Factors" in Pembina's MD&A for the year ended December 31, 2014 for more information.

Operational & Financial Performance

In the Midstream business, revenue was $791 million and $2.7 billion during the third quarter and first nine months of 2015, respectively, as compared to $1.2 billion and $4.2 billion in the same periods of 2014. The reduction in revenue is largely a result of the reduced commodity prices in the current year. Pembina generated net revenue (revenue less cost of goods sold including product purchases) of $109 million during the third quarter of 2015 compared to $139 million during the third quarter of 2014. Year-to-date net revenue was $321 million in 2015 compared to $526 million in 2014. These decreases in net revenue were primarily due to lower commodity prices (particularly the weaker period-over-period propane prices) and tighter price differentials across all commodities during the third quarter and first nine months of 2015, combined with the sale of the Company's non-core trucking-related subsidiary in the second quarter of 2014, which was partially offset by revenue from new assets being placed in service.

Operating expenses during the third quarter and the first nine months of 2015 were $13 million and $48 million, respectively, compared to $11 million and $57 million in the comparable periods of 2014. Operating expenses during the third quarter of 2015 compared to the third quarter of the prior year increased slightly, relating to new in-service assets. The year-to-date decrease was largely due to the Company's sale of its non-core trucking-related subsidiary, as discussed above.

Operating margin was $105 million during the third quarter of 2015 and $304 million during the first nine months of the year compared to $131 million and $471 million in the respective periods of 2014. The decrease during the third quarter and first nine months of 2015 was primarily due to lower net revenue due to lower commodity prices, as discussed above.

The Company's crude oil midstream operating margin was $43 million in the third quarter of 2015 compared to $47 million in the same period of 2014. For the first nine months of the year, crude oil midstream operating margin totalled $133 million compared to $152 million during the same period of the prior year. The decrease was largely due to the factors which impacted net revenue, particularly lower crude oil prices and narrower differentials, as well as a crude-by-rail marketing contract expiry, which was partially offset by a realized gain on commodity-related derivative financial instruments of $15 million.

Operating margin for Pembina's NGL midstream activities was $62 million for the third quarter of 2015 compared to $84 million for the third quarter of 2014. For the nine months ended September 30, 2015, operating margin for NGL midstream was $171 million compared to $319 million for the same period of 2014. These decreases were largely a result of lower margins due to significantly weaker commodity prices especially for propane and butane, where propane market prices declined in excess of 60 percent during the first nine months of 2015 compared to the same period in 2014, which was partially offset by a realized gain on commodity-related derivative financial instruments of $16 million.

Depreciation and amortization included in operations for Pembina's Midstream business during the third quarter of 2015 totalled $30 million, consistent with the third quarter of 2014. Year-to-date depreciation and amortization included in operations totaled $76 million, down from $101 million during the first nine months of 2014. The year-to-date decreases are primarily due to decreased amortization expenses associated with intangible assets which became fully depreciated in the prior year.

Pembina Pipeline Corporation

For the three and nine months ended September 30, 2015, gross profit in this business was $74 million and $219 million compared to $104 million and $371 million during the same periods in 2014. These decreases were due to the same factors which impacted net revenue, operating expenses, operating margin and depreciation and amortization included in operations, as noted above.

Capital expenditures for the third quarter and first nine months of 2015 totalled $137 million and $397 million, respectively, compared to $102 million and $255 million for the same period of 2014. Capital spending in this business in the first nine months of 2015 was primarily directed towards the development of Pembina's second and third fractionators ("RFS II" and "RFS III"), as well as NGL storage caverns and associated infrastructure. Capital was also spent to progress above ground storage at the Edmonton North Terminal ("ENT") and the preliminary work for the Company's proposed Canadian Diluent Hub ("CDH"). Capital expenditures in 2014 were primarily related to development of RFS II at the Company's Redwater site, above ground storage at ENT and completion of the Cynthia Full Service Terminal.

New Developments

Pembina continues to progress construction of RFS II, a 73 mbpd ethane-plus fractionator at the Company's Redwater site. All major equipment has been set on site, module fabrication is finished and site construction is currently over 90 percent complete. Pembina anticipates RFS II will be substantially complete by the end of 2015 and commissioned in the first quarter of 2016.

Pembina is also advancing RFS III, its third fractionator at Redwater, which will have propane-plus capacity of 55 mbpd. RFS III has received regulatory and environmental approval and all long lead items have been ordered and construction of piling and foundations is approximately 40 percent complete. Pembina expects RFS III to be in service in the third quarter of 2017 and, once complete, Pembina's Redwater site will be the largest fractionation facility in Canada with a total of 210 mbpd of fractionation capacity.

Pembina is progressing work to provide terminalling services for the North West Redwater Partnership ("North West") with respect to North West's planned refinery for an expected capital cost of $180 million. Underpinned by a 30-year fixed return agreement and a 10-year NGL mix purchase and sale agreement related to RFS III, the terminalling services include truck and rail loading, storage, as well as handling and processing equipment for a variety of products delivered from North West. Engineering and procurement is underway with substantially all long lead items ordered. Subject to regulatory and environmental approvals, the facilities are expected to be in service mid-2017.

Site preparation at CDH is ongoing. Subject to further regulatory and environmental approvals, Pembina anticipates phasing in additional connections to various condensate delivery systems with a view to achieving full connectivity and service offerings at CDH in mid-2017.

At ENT, Pembina has now completed construction of three above ground storage tanks, which have a total working capacity of 550 mbbls, and is currently progressing electrical and integration work. The project is tracking on schedule to be in service in mid-2016.

At its NGL storage and terminalling facilities in Corunna, Ontario, Pembina is progressing a number of initiatives including the installation of a new brine pond, upgrades to its rail rack and construction of a new propane truck rack to meet increased demand for services. Detailed engineering, procurement of long lead items and ground work on the brine pond are now complete with construction underway for the propane truck and rail racks. The propane truck rack is expected to be in service in late 2015 while the remainder of the project is expected to be in service in early 2016.

Pembina Pipeline Corporation

Pembina remains committed to providing market access solutions for its customers by developing a North American west coast propane export terminal. Pembina has a team in place and is currently evaluating multiple potential sites, including Pembina's previously announced location at Portland, Oregon.

Financing Activity

On February 2, 2015, Pembina closed an offering of $600 million of senior unsecured medium-term notes. The offering was conducted in two tranches: gross proceeds of $450 million in senior unsecured medium-term notes, Series 5, having a fixed coupon of 3.54 percent per annum, paid semi-annually, and which mature on February 3, 2025 and gross proceeds of $150 million through the re-opening of Pembina's Series 3, 4.75 percent medium-term notes, which mature April 30, 2043.

On April 10, 2015, Pembina closed a $225 million offering of nine million cumulative redeemable rate reset class A preferred shares, Series 9 (the "Series 9 Preferred Shares") at a price of $25.00 per share. The Series 9 Preferred Shares began trading on the Toronto Stock Exchange on April 10, 2015 under the symbol PPL.PR.I.

On June 16, 2015, Pembina closed an offering of $600 million of senior unsecured medium-term notes. The offering was conducted in two tranches: gross proceeds of $500 million in senior unsecured medium-term notes, Series 6, having a fixed coupon of 4.24 percent per annum, paid semi-annually, and which mature on June 15, 2027 and gross proceeds of $100 million through the re-opening of Pembina's Series 3, 4.75 percent medium-term notes, which mature April 30, 2043.

Liquidity & Capital Resources

($ millions)	September 30, 2015 (unaudited)	December 31, 2014 (unaudited)
Working capital(1)	(128)	(22)
Variable rate debt(2)
Bank debt	205	510
Total variable rate debt outstanding (average of 2.24%)	205	510
Fixed rate debt(2)
Senior unsecured notes	467	467
Senior unsecured medium-term notes	2,700	1,500
Total fixed rate debt outstanding (average of 4.53%)	3,167	1,967
Convertible debentures(2)	292	410
Finance lease liability	12	10
Total debt and debentures outstanding	3,676	2,897
Cash and unutilized debt facilities	1,869	1,073

(1)	As at September 30, 2015, working capital includes $5 million (December 31, 2014: $4 million) associated with the current portion of loans and borrowings.
(2)	Face value.

Pembina Pipeline Corporation

Pembina anticipates cash flow from operating activities will be more than sufficient to meet its short-term operating obligations and fund its targeted dividend level. Global economic conditions have had a downward effect on commodity pricing; however, Pembina's business model is largely comprised of cash flow derived from fee-for-service arrangements, which continued to help mitigate the impact of the market downturn. Pembina believes that its reliable cash flow, limited commodity exposure (with the exception of portions of its Midstream business) and strong credit profile will enable it to preserve its financial strength into the foreseeable future, particularly as the Company brings its over $6.4 billion (including projects brought into service this year) of long-term, fee-for-service-based projects into service throughout the 2015 to late-2017 timeframe. In the short-term, Pembina expects to source funds required for capital projects from cash and cash equivalents, credit facility, the DRIP, free cash flow and accessing the capital markets, as required. Based on its successful access to financing in the debt and equity markets over the past several years, Pembina believes it should continue to have access to funds at attractive rates, despite the recent weakened industry and commodity price environment. Refer to "Risk Factors – Additional Financing and Capital Resources" in Pembina's MD&A for the year ended December 31, 2014 for more information. Management remains satisfied that the leverage employed in Pembina's capital structure, of which a significant portion is funding assets under construction which are not contributing to the results yet, is sufficient and appropriate given the characteristics and operations of the underlying asset base.

Management may make adjustments to Pembina's capital structure as a result of changes in economic conditions or the risk characteristics of the underlying assets. To maintain or modify Pembina's capital structure in the future, Pembina may renegotiate new debt terms, repay existing debt, seek new borrowing and/or issue additional equity.

Pembina's credit facilities at September 30, 2015 consisted of an unsecured $2 billion (2014: $1.5 billion) revolving credit facility which matures on May 2020 and an operating facility of $30 million (2014: $30 million) due May 2016, which is expected to be renewed on an annual basis. On April 16, 2015, Pembina increased the available funds under its revolving unsecured credit facility to $2 billion and retained a $750 million accordion feature. Borrowings on the revolving credit facility and the operating facility bear interest at prime lending rates plus nil to 1.25 percent (2014: nil to 1.25 percent) or Bankers' Acceptances rates plus 1.00 percent to 2.25 percent (2014: 1.00 to 2.25 percent). Margins on the credit facilities are based on the credit rating of Pembina's senior unsecured debt. There are no repayments due over the term of these facilities. As at September 30, 2015, Pembina had $1.9 billion (December 31, 2014: $1.1 billion) of cash and unutilized debt facilities. At September 30, 2015, Pembina had loans and borrowings (excluding amortization, letters of credit and finance lease liabilities) of $3.4 billion (December 31, 2014: $2.5 billion). Pembina's senior loans and borrowings to total consolidated capitalization at September 30, 2015 was 32 percent (December 31, 2014: 27 percent). Pembina also had an additional $33 million (December 31, 2014: $38 million) in letters of credit issued in a separate demand letter of credit facility. Pembina is required to meet certain specific and customary affirmative and negative financial covenants under its senior unsecured notes, medium-term notes and revolving credit and operating facilities including a requirement to maintain certain financial ratios. Pembina is also subject to customary restrictions on its operations and activities under its notes and facilities, including restrictions on the granting of security, incurring indebtedness and the sale of its assets. Pembina's covenants include a requirement to maintain funded loans and borrowings below 70 percent of total consolidated capitalization, as well as requirements to maintain its loans and borrowings to consolidated capitalization ratio and EBITDA (refer to "Non-GAAP and Additional GAAP Measures") to senior loans and borrowings interest coverage ratio below certain percentages specified in the agreements. Pembina was in compliance with all covenants under its notes and facilities as at the quarter ended September 30, 2015 (December 31, 2014 – in compliance).

On August 27, 2015, Pembina announced its intention to redeem the entire outstanding principal amount of the Company's Series C 5.75 percent convertible unsecured subordinated debentures (the "Series C Debentures") and the Series E 5.75 percent convertible unsecured subordinated debentures (the "Series E Debentures" and together with the Series C Debentures the “Debentures”). In each case, Pembina elected to satisfy the redemption of the Debentures through the issuance of common shares. As at September 30, 2015, there was $292 million of outstanding principal value for the Company's convertible debentures, where $142 million represented the aggregate outstanding principal amount for Series C Debentures and Series E Debentures. The redemption of the Debentures was completed on October 13, 2015, subsequent to the quarter end.

Pembina Pipeline Corporation

Credit Ratings

The following information with respect to Pembina's credit ratings is provided as it relates to Pembina's financing costs and liquidity. Specifically, credit ratings affect Pembina's ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Pembina's debt by its rating agencies, particularly a downgrade below investment-grade ratings, could adversely affect Pembina's cost of financing and its access to sources of liquidity and capital. In addition, changes in credit ratings may affect Pembina's ability, and the associated costs, to enter into normal course derivative or hedging transactions. Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. Any rating may not remain in effect for a given period of time or may be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.

DBRS rates Pembina's senior unsecured notes and senior unsecured medium-term notes 'BBB' and Series 1, Series 3, Series 5, Series 7 and Series 9 Preferred Shares Pfd-3. S&P's long-term corporate credit rating on Pembina is 'BBB' and its rating of the Class A preferred shares, Series 1, Series 3, Series 5, Series 7 and Series 9 is P-3 (High).

Capital Expenditures

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions)	2015	2014	2015	2014
Development capital
Conventional Pipelines	251	163	705	396
Oil Sands & Heavy Oil	5	10	12	35
Gas Services	73	59	209	216
Midstream	137	102	397	255
Corporate/other projects	12	10	40	27
Total development capital	478	344	1,363	929

For the three months ended September 30, 2015, capital expenditures were $478 million compared to $344 million during the same three-month period of 2014. During the first nine months of 2015, capital expenditures were $1.4 billion compared to $929 million during the same nine-month period in 2014. The majority of the capital expenditures in the third quarter and first nine months of 2015 were incurred in Pembina's Conventional Pipelines, Midstream, and Gas Services businesses. Conventional Pipelines' capital expenditures were primarily incurred to complete the Phase II Expansion, as well as progress the Phase III Expansion. Gas Services' capital was deployed to complete SEEP and the Saturn II Facility, as well as progress the Musreau III Facility and the Resthaven Expansion. Midstream's capital expenditures were primarily directed towards RFS II and RFS III, cavern development, above ground storage and related infrastructure at the Redwater facility.

Pembina Pipeline Corporation

Contractual Obligations at September 30, 2015

($ millions)	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	After 5 years
Operating and finance leases(1)	870	86	196	183	405
Loans and borrowings(2) (4)	5,500	144	287	745	4,324
Convertible debentures(2)	327	156	19	152
Construction commitments(3)	1,923	1,802	121
Provisions	448	15	33	11	389
Total contractual obligations(2)	9,068	2,203	656	1,091	5,118

(1)	Includes office space, vehicles and over 3,500 rail car leases supporting future propane transportation in the Midstream business (approximately 1,800 rail car leases at September 30, 2015).
(2)	Excluding deferred financing costs.
(3)	Excluding significant projects that are awaiting regulatory approval.
(4)	Including interest payments on senior unsecured notes.

Pembina is, subject to certain conditions, contractually committed to the construction and operation of the Phase III Expansion, the Resthaven Expansion, RFS II, RFS III, the NEBC Expansion, the Horizon Expansion, the Vantage Expansion, the Musreau III Facility, North West, as well as certain pipeline connections and laterals and select caverns at the Company's Redwater site. Additional commitments exist in relation to assets recently brought into service and other corporate infrastructure. See "Forward-Looking Statements & Information" and "Liquidity & Capital Resources."

The Company has estimated the net present value of its total decommissioning obligations based on a total future liability of $448 million (December 31, 2014: $410 million). The Company applied a 2 percent inflation rate per annum (December 31, 2014: 2 percent) and a risk-free rate of 2.21 percent (December 31, 2014: 2.33 percent) to calculate the present value of the decommissioning provision.

Dividends

Common Share Dividends

Common share dividends are payable if, as, and when declared by Pembina's Board of Directors. The amount and frequency of dividends declared and payable is at the discretion of the Board of Directors, which considers earnings, capital requirements, the financial condition of Pembina and other relevant factors.

On May 5, 2015, Pembina increased its monthly dividend on its common shares by 5.2 percent from $0.145 per common share per month (or $1.74 annualized) to $0.1525 per common share per month (or $1.83 annualized) effective as of the May 25, 2015 record date.

Preferred Share Dividends

The holders of Pembina's preferred shares are entitled to receive fixed cumulative dividends payable quarterly on the 1st day of March, June, September and December, if, as and when declared by the Board of Directors of Pembina, for the initial fixed rate period for each series of preferred share.

DRIP

Eligible Pembina shareholders have the opportunity to receive, by reinvesting the cash dividends declared payable by Pembina on their common shares, either (i) additional common shares at a discounted subscription price equal to 95 percent of the Average Market Price (as defined in the DRIP), pursuant to the "Dividend Reinvestment Component" of the DRIP, or (ii) a premium cash payment (the "Premium Dividend™") equal to 102 percent of the amount of reinvested dividends, pursuant to the "Premium Dividend™ Component" of the DRIP. Additional information about the terms and conditions of the DRIP can be found at www.pembina.com.

Pembina Pipeline Corporation

Participation in the DRIP for the third quarter of 2015 was 61 percent (2014 – 57 percent) of common shares outstanding. Proceeds for the third quarter of 2015 totalled $96 million and $274 million year-to-date, compared to $81 million and $238 million for the respective periods in 2014.

Related Party Transactions

At September 30, 2015, Pembina had no transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to contributions to Pembina's defined benefit pension plan and transactions with key management personnel in the ordinary course of their employment or directorship agreements.

Critical Accounting Judgments and Estimates

Critical accounting judgments and estimates used in preparing the Interim Financial Statements are described in Pembina's consolidated financial statements and MD&A for the year ending December 31, 2014. The preparation of consolidated financial statements in conformity with GAAP requires management to make both judgments and estimates that could materially affect the amounts recognized in the financial statements. By their nature, judgments and estimates may change in light of new facts and circumstances in the internal and external environment. There have been no material changes to Pembina's critical accounting estimates and judgments during the nine months ended September 30, 2015.

Changes in Accounting Policies

New standards adopted in 2015

The following amendments to existing standards issued by the International Accounting Standards Board ("IASB") were adopted as of January 1, 2015, without any material impact to Pembina's Interim Financial Statements: IAS 24 Related Party Disclosures and IFRS 8 Operating Segments.

New standards and interpretations not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Standards Interpretations Committee ("IFRIC") and are effective for accounting periods beginning on or after January 1, 2016. These standards have not been applied in preparing these Interim Financial Statements. Those which may be relevant to Pembina are described below:

IFRS 9 Financial Instruments (2014) is effective for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The Company intends to adopt IFRS 9 (2014) in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 15 Revenue from Contracts with Customers is currently effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

Pembina Pipeline Corporation

Controls and Procedures

Changes in internal control over financial reporting

Pembina's Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings." The objective of this instrument is to improve the quality, reliability and transparency of information that is filed or submitted under securities legislation.

The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") have designed, with the assistance of Pembina employees, DC&P and ICFR to provide reasonable assurance that material information relating to Pembina's business is made known to them, is reported on a timely basis, financial reporting is reliable, and financial statements prepared for external purposes are in accordance with GAAP. Management, including the Company's President and CEO and CFO, evaluated the effectiveness of Pembina's disclosure controls and procedures as at September 30, 2015, as required by the Canadian securities regulatory authorities and by the SEC, and concluded that its disclosure controls and procedures are effective.

During the third quarter of 2015, there were no changes made to Pembina's ICFR that materially affected, or are reasonably likely to materially affect, its ICFR.

Risk Factors

Management has identified the primary risk factors that could potentially have a material impact on the financial results and operations of Pembina. Such risk factors are presented in Pembina's MD&A and Pembina's Annual Information Form ("AIF") for the year ended December 31, 2014. Pembina's MD&A and AIF are available at www.pembina.com, in Canada under Pembina's company profile on www.sedar.com and in the U.S. under the Company's profile at www.sec.gov.

Selected Quarterly Operating Information

(mbpd unless stated otherwise)	2015				2014			2013
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Average volume
Conventional Pipelines revenue volumes(1)	600	603	633	612	564	573	553	500
Oil Sands & Heavy Oil contracted capacity	880	880	880	880	880	880	880	880
Gas Services average revenue volumes (mboe/d) net to Pembina(1)(2)	115	108	113	97	71	87	88	66
Midstream NGL sales volumes	109	104	129	130	107	105	133	122
Total	1,704	1,695	1,755	1,719	1,622	1,645	1,654	1,568

(1)	Revenue volumes are equal to contracted and interruptible volumes.
(2)	Gas Services average revenue volumes converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.

Pembina Pipeline Corporation

Selected Quarterly Financial Information

($ millions, except where noted)	2015			2014				2013
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	1,026	1,213	1,154	1,259	1,445	1,606	1,759	1,282
Operating expenses	111	96	109	117	98	91	95	101
Cost of goods sold, including product purchases	652	862	779	955	1,087	1,246	1,312	903
Realized (gain) loss on commodity-related derivative financial instruments	(8)	(4)	(18)	(8)	(4)		2	3
Operating margin(1)	271	259	284	195	264	269	350	275
Depreciation and amortization included in operations	67	55	54	62	51	51	52	42
Unrealized loss (gain) on commodity-related derivative financial instruments	3	4	2	(11)	(3)	4	(4)	(2)
Gross profit	201	200	228	144	216	214	302	235
EBITDA(1)	229	226	240	170	199	235	316	235
Cash flow from operating activities	187	209	120	196	188	155	261	208
Cash flow from operating activities per common share – basic (dollars)(1)	0.54	0.62	0.35	0.58	0.57	0.48	0.82	0.66
Adjusted cash flow from operating activities(1)	209	176	213	164	158	191	264	185
Adjusted cash flow from operating activities per common share – basic(1) (dollars)	0.60	0.51	0.63	0.49	0.48	0.59	0.83	0.59
Earnings for the period	113	43	120	84	75	77	147	95
Earnings per common share – basic (dollars)	0.29	0.09	0.32	0.22	0.20	0.21	0.44	0.29
Earnings per common share – diluted (dollars)	0.29	0.09	0.32	0.22	0.20	0.21	0.41	0.29
Common shares outstanding (millions):
Weighted average – basic	345	342	339	335	327	323	319	314
Weighted average – diluted	345	343	340	336	329	325	340	315
End of period	350	343	340	338	329	325	321	315
Common share dividends declared	158	154	148	146	143	140	134	132
Common share dividends declared per share (dollars)	0.4575	0.450	0.435	0.435	0.435	0.430	0.420	0.420
Preferred share dividends declared	14	11	10	10	8	7	6	5

(1)	Refer to "Non-GAAP and Additional GAAP Measures."

Pembina Pipeline Corporation

During the periods in the prior table, Pembina's results were impacted by the following factors and trends:

•	Increased oil production during 2014 and relatively stable production in 2015 from customers operating in the Montney, Cardium and Deep Basin Cretaceous formations of west central Alberta, which resulted in increased service offerings, new connections and capacity expansions in these areas;

•	Increased liquids-rich natural gas production in 2014 and relatively stable production in 2015 from producers in the WCSB (Deep Basin, Montney and emerging Duvernay Shale plays), which resulted in increased gas gathering and processing at the Company's Gas Services assets, additional associated NGL transported on its pipelines and expansion of its fractionation capacity;

•	New assets being placed into service and the acquisition of the Vantage pipeline;

•	An improved propane market in North America throughout the fourth quarter of 2013 and first nine months of 2014 and an overall significantly weaker commodity market (especially the weaker propane and butane market) during the latter part of 2014 and year-to-date in 2015;

•	Increased common shares outstanding and common share dividends due to: the DRIP, debenture conversions, increasing the common share dividend rate, the acquisition of the Vantage pipeline and SEEP; and

•	Increased preferred share dividends due to additional preferred shares issued.

Additional Information

Additional information about Pembina filed with Canadian and U.S. securities commissions, including quarterly and annual reports, AIFs (filed with the U.S. Securities and Exchange Commission under Form 40-F), Management Information Circulars and financial statements can be found online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

Non-GAAP and Additional GAAP Measures

Throughout this MD&A, Pembina has used the following terms that are not defined by GAAP but are used by management to evaluate the performance of Pembina and its businesses. Since non-GAAP and additional GAAP measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP and additional GAAP measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these non-GAAP and additional GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

The intent of non-GAAP and additional GAAP measures is to provide additional useful information to investors and analysts though the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate these non-GAAP and additional GAAP measures differently.

Investors should be cautioned that net revenue, EBITDA, adjusted cash flow from operating activities, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share, operating margin and total enterprise value should not be construed as alternatives to earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as indicators of Pembina's performance.

Pembina Pipeline Corporation

Net revenue

Net revenue is a non-GAAP financial measure which is defined as total revenue less cost of goods sold including product purchases. Management believes that net revenue provides investors with a single measure to indicate the margin on sales before non-product operating expenses that is comparable between periods. Management utilizes net revenue to compare consecutive results, particularly in the Midstream business, to aggregate revenue generated by each of the Company's businesses and to set comparable objectives.

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions)	2015	2014	2015	2014
Revenue	1,026	1,445	3,393	4,810
Cost of goods sold, including product purchases	652	1,087	2,293	3,645
Net revenue	374	358	1,100	1,165

Earnings before interest, taxes, depreciation and amortization ("EBITDA")

EBITDA is a non-GAAP measure and is calculated as results from operating activities plus share of profit (loss) from equity accounted investees (before tax, depreciation and amortization) plus depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact.

Management believes that EBITDA provides useful information to investors as it is an important indicator of an issuer's ability to generate liquidity through cash flow from operating activities. EBITDA is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Management utilizes EBITDA to set objectives and as a key performance indicator of the Company's success.

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions, except per share amounts)	2015	2014	2015	2014
Results from operating activities	155	146	500	588
Share of profit from equity accounted investees (before tax, depreciation and amortization)	2	2	2	4
Depreciation and amortization	69	54	184	161
Unrealized loss (gain) on commodity-related derivative financial instruments	3	(3)	9	(3)
EBITDA	229	199	695	750
EBITDA per common share – basic (dollars)	0.66	0.61	2.03	2.32

Pembina Pipeline Corporation

Adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share

Adjusted cash flow from operating activities is a non-GAAP measure which is defined as cash flow from operating activities plus the change in non-cash operating working capital, adjusting for current tax and share-based payment expenses, and deducting preferred share dividends declared. Adjusted cash flow from operating activities excludes preferred share dividends because they are not attributable to common shareholders. The calculation has been modified to include current tax and share-based payment expense as it allows management to better assess the obligations discussed below. Management believes that adjusted cash flow from operating activities provides comparable information to investors for assessing financial performance during each reporting period. Management utilizes adjusted cash flow from operating activities to set objectives and as a key performance indicator of the Company's ability to meet interest obligations, dividend payments and other commitments. Per common share amounts are calculated by dividing cash flow from operating activities, or adjusted cash flow from operating activities, as applicable, by the weighted average number of common shares outstanding.

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions, except per share amounts)	2015	2014	2015	2014
Cash flow from operating activities	187	188	516	604
Add (deduct):
Change in non-cash operating working capital	18	13	27	47
Current tax expenses	(15)	(26)	(60)	(75)
Taxes paid	28	12	130	70
Accrued share-based payments	5	(21)	(8)	(42)
Share-based payments			28	30
Preferred share dividends declared	(14)	(8)	(35)	(21)
Adjusted cash flow from operating activities	209	158	598	613
Cash flow from operating activities per common share – basic (dollars)	0.54	0.57	1.51	1.87
Adjusted cash flow from operating activities per common share – basic (dollars)	0.60	0.48	1.75	1.90

Pembina Pipeline Corporation

Operating margin

Operating margin is an additional GAAP measure which is defined as gross profit before depreciation and amortization included in operations and unrealized gain/loss on commodity-related derivative financial instruments. Management believes that operating margin provides useful information to investors for assessing the financial performance of the Company's operations. Management utilizes operating margin in setting objectives and views it as a key performance indicator of the Company's success.

Reconciliation of operating margin to gross profit:

	3 Months Ended September 30 (unaudited)		9 Months Ended September 30 (unaudited)
($ millions)	2015	2014	2015	2014
Revenue	1,026	1,445	3,393	4,810
Cost of sales (excluding depreciation and amortization included in operations)
Operating expenses	111	98	316	284
Cost of goods sold, including product purchases	652	1,087	2,293	3,645
Realized gain on commodity-related derivative financial instruments	(8)	(4)	(30)	(2)
Operating margin	271	264	814	883
Depreciation and amortization included in operations	67	51	176	154
Unrealized loss (gain) on commodity-related derivative financial instruments	3	(3)	9	(3)
Gross profit	201	216	629	732

Total enterprise value

Total enterprise value is a non-GAAP measure which is calculated by aggregating the market value of common shares, preferred shares and convertible debentures at a specific date plus senior debt less cash and cash equivalents. Management believes that total enterprise value provides useful information to investors to assess the overall market value of the Company and as an input to calculate financial ratios. Management utilizes total enterprise value to assess Pembina's growth.

(unaudited)
($ millions, except where noted)	As at November 2, 2015	As at September 30, 2015	As at September 30, 2014
Shares outstanding	355,722,559	349,689,490	329,479,459
Market capitalization of common shares	11,682	11,229	15,545
Market capitalization of preferred shares	923	826	911
Market capitalization of convertible debentures	176	333	715
Senior debt	3,502	3,372	1,967
Cash and cash equivalents	(36)	(44)	(329)
Total enterprise value	16,247	15,716	18,809

Pembina Pipeline Corporation

Forward-Looking Statements & Information

In the interest of providing Pembina's securityholders and potential investors with information regarding Pembina, including management's assessment of the Company's future plans and operations, certain statements contained in this MD&A constitute forward-looking statements or information (collectively, "forward-looking statements"). Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "could", "believe", "plan", "intend", "target", "view", "maintain", "schedule", "objective", "strategy", "likely", "potential", "outlook", "goal", "would", and similar expressions suggesting future events or future performance.

By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pembina believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of the MD&A.

In particular, this MD&A contains forward-looking statements, including certain financial outlook, pertaining to the following:

•	the future levels of cash dividends that Pembina intends to pay to its shareholders, the dividend payment date;
•	planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and approvals, expected capacity, incremental volumes, in-service or on-stream dates, rights, activities, benefits and operations with respect to new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities and other facilities or energy infrastructure, as well as the impact of the Company's new projects on its future financial performance;
•	pipeline, processing, fractionation and storage facility and system operations and throughput levels;
•	Pembina's strategy and the development and expected timing of new business initiatives and growth opportunities and the impact thereof;
•	Pembina's estimated decommissioning obligations and deferred tax liability;
•	increased throughput potential due to increased oil and gas industry activity and new connections and other initiatives on Pembina's pipelines and at Pembina's facilities;
•	expected future cash flows and the sufficiency thereof, financial strength, sources of and access to funds at attractive rates, future contractual obligations, future financing options, future renewal of credit facilities, availability of capital to fund growth plans, operating obligations and dividends;
•	processing, transportation, fractionation, storage and services commitments and contracts;
•	the adoption of new accounting standards;
•	the impact of share price and discount rate on annual share-based incentive expense; and
•	the impact of the current commodity price environment on Pembina.

Various factors or assumptions are typically applied by Pembina in drawing conclusions or making the forecasts, projections, predictions or estimations set out in forward-looking statements and financial outlook based on information currently available to Pembina. These factors and assumptions include, but are not limited to:

•	oil and gas industry exploration and development activity levels and the geographic region of such activity;
•	the success of Pembina's operations;
•	prevailing commodity prices, interest rates and exchange rates and the ability of Pembina to maintain current credit ratings;
•	the availability of capital to fund future capital requirements relating to existing assets and projects;
•	expectations regarding participation in Pembina's DRIP;
•	future operating costs;
•	oil and gas industry compensation levels;
•	geotechnical and integrity costs;
•	in respect of current developments, expansions, planned capital expenditures, completion dates and capacity expectations: that third parties will provide any necessary support; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; and that there are no unforeseen material costs relating to the facilities which are not recoverable from customers;
•	in respect of providing value to shareholders: prevailing commodity prices, margins and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction or other costs related to current growth projects or current operations;
•	interest and tax rates;
•	prevailing regulatory, tax and environmental laws and regulations and tax pool utilization; and
•	the amount of future liabilities relating to environmental incidents and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

The actual results of Pembina could differ materially from those anticipated in these forward-looking statements as a result of the material risk factors set forth below:

•	the regulatory environment and decisions;
•	the impact of competitive entities and pricing;
•	labour and material shortages;
•	reliance on key relationships and agreements and the outcome of stakeholder engagement;
•	the strength and operations of the oil and natural gas production industry and related commodity prices;
•	non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business;
•	actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation;
•	fluctuations in operating results;
•	adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and
•	the other factors discussed under "Risk Factors" in Pembina's AIF for the year ended December 31, 2014. Pembina's MD&A and AIF are available at www.pembina.com and in Canada under Pembina's company profile on www.sedar.com and in the U.S. on the Company's profile at www.sec.gov.

These factors should not be construed as exhaustive. Unless required by law, Pembina does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward-looking statements contained herein are expressly qualified by this cautionary statement. The purpose of the financial outlook contained herein is to give the reader an indication of the expected impact of current growth projects on Pembina's future financial performance. Readers should be aware that the financial outlook contained herein may not be appropriate for other purpose